Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold commences drill program on Blackjack and Roulette, Nevada

     VANCOUVER, June 7 /CNW/ - Entree Gold Inc. (TSX:ETG; AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") has commenced drilling on the
Blackjack and Roulette copper projects, located in the historic Yerington copper camp of Nevada.
     The Blackjack property is held under option from Honey Badger Exploration
Inc. (TSX.V: TUF - "Honey Badger") and covers approximately 4,250 hectares
(10,500 acres). The Roulette property is held under option from Bronco Creek
Exploration Inc. - (a wholly-owned subsidiary of Eurasian Minerals Inc. -
TSX.V:EMX - collectively "Bronco Creek") and covers approximately 1,760 hectares (4,350 acres) immediately south of Blackjack.
     The two contiguous projects are west of, and adjacent to, the Blue Hills copper target on the Ann Mason property, owned by PacMag Metals Limited
(ASX:PMH - "PacMag"). Entree and PacMag recently announced that PacMag shareholders voted in favour of a business combination between the two companies (see news release of June 4, 2010).
     Planned drilling at Blackjack consists of seven drill holes totaling
2,800 metres (including reverse circulation ("RC") pre-collars in two holes).
Five diamond holes will test a copper soil geochemical anomaly located immediately west of the Blue Hills copper oxide prospect. Two holes will test a strong airborne geophysical anomaly located at the northeast corner of the claim block. This anomaly is coincident with a ground IP anomaly defined during a recently completed 43.5 kilometre IP/Resistivity survey.
     Planned drilling on Roulette comprises four holes totaling 3,200 metres of combined RC and diamond drill holes. Two of the holes will target coincident strong magnetic and soil geochemical anomalies. Two additional holes will test magnetic lows interpreted to be the source area of an offset granitic dike swarm (host rock to copper mineralization elsewhere in the
Yerington district).
     The Yerington district, with historical copper production of approximately 1.8 billion pounds of copper, is presently one of the most active base metal exploration areas in the USA, with programs underway by
Nevada Copper Corp. and Quaterra Resources Inc. The pending PacMag acquisition, combined with existing agreements on Roulette and Blackjack, gives Entree a significant presence in one of the major copper camps in North
America. The combination of excellent location, excellent infrastructure, significant resources and long mining history makes Yerington an attractive investment location.

     QUALIFIED PERSON

     Robert Cann, P.Geo., Entree's Vice-President, Exploration and a Qualified
Person as defined by National Instrument 43-101, has reviewed the technical information in this news release.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout
Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe
Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. A portion of the Shivee Tolgoi mining licence and the entirety of the Javhlant mining licence are subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC (formerly known as
Ivanhoe Mines Mongolia Inc. XXK - "IMMI").
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     The Company continues to explore its 100%-owned landholdings in Mongolia, while also evaluating new opportunities throughout eastern Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical
Discovery LLC. In 2009, Entree optioned two contiguous properties, Blackjack and Roulette, in the Yerington porphyry copper district of Nevada through option agreements with Honey Badger Exploration Ltd. and Bronco Creek
Exploration Inc.
     In November 2009, Entree announced an agreement with PacMag Metals
Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. On June 4, 2010, PacMag shareholders and optionholders voted overwhelmingly in favour of approving the business combination between the two companies. The transaction is expected to close on or before June 30, 2010.
     In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga
Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$38 million, the Company is well funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: completion of drill program in Nevada, anticipated results of said drilling program, successful resolution of regulatory and administrative issues related to the
Schemes of Arrangement, the timing of commencement of full construction of the
Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi
Project into commercial production; anticipated future production and cash flows; target milling rates; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; the impact of amendments to the laws of Mongolia and other countries in which Entree carries on business; and
other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: 1-866-368-7330, E-mail:
mhamm(at)entreegold.com/
     (ETG. EGI)

CO:  Entree Gold Inc.

CNW 16:16e 07-JUN-10